MDS Interim Report July 31, 2004 (Unaudited)

Consolidated Statements of Financial Position

As at July 31 with comparatives at October 31
[millions of Canadian dollars]	2004	2003
Assets
Current
Cash and cash equivalents	$273	$263
Accounts receivable	341	274
Inventories	175	199
Income taxes recoverable	8	9
Current portion of future tax assets	14	-
Prepaid expenses	30	30
	841	775

Capital assets	800	776
Future tax assets	131	23
Long-term investments and other [note 3]	226	217
Goodwill [note 3]	652	774
Total assets	$2,650	$2,565

Liabilities and Shareholders' Equity
Current
Bank indebtedness	$3	$3
Accounts payable and accrued liabilities	346	355
Deferred revenue	34	35
Income taxes payable	38	14
Current portion of unrealized benefit of future tax asset [note 2]	13	-
Current portion of long-term debt	6	9
	440	416

Long-term debt [note 3]	486	533
Deferred revenue	38	34
Unrealized benefit of future tax asset [note 2]	85	-
Other long-term obligations [note 3]	31	23
Future tax liabilities	74	70
Minority interest [note 2 & 3]	22	63
	$1,176	$1,139
Shareholders' equity
Share capital	828	816
Retained earnings	607	572
Currency translation adjustment	39	38
	1,474	1,426
Total liabilities and shareholders' equity	$2,650	$2,565
See accompanying notes

Consolidated Statements of Income

[Restated - note 5]

	Three months to July 31		Nine Months to July 31
[millions of Canadian dollars, except per share amounts]	2004	2003	2004	2003
Net revenues	$465	$444	$1,373	$1,300
Cost of revenues	(278)	(268)	(817)	(788)
Selling, general and administration	(95)	(81)	(287)	(238)
Research and development	(7)	(11)	(29)	(34)
Depreciation and amortization	(21)	(20)	(55)	(58)
Restructuring charges [note 4]	-	-	(6)	-
Other income (expense)-net [note 5]	9	2	(39)	(24)
Equity earnings	-	1	-	3
Operating income	73	67	140	161
Interest expense	(6)	(5)	(20)	(20)
Dividend and interest income	3	1	7	6
Income from continuing operations before income taxes and minority interest	70	63	127	147
Income taxes [note 6]	(11)	(23)	(61)	(78)
Minority interest - net of tax	(6)	(3)	(2)	(6)
Income from continuing operations	53	37	64	63
Loss from discontinued operations - net of tax [note 7]	(3)	(4)	(22)	(11)
Net income	$50	$33	$42	$52
Earnings per share [note 8]
Basic	$0.35	$0.23	$0.30	$0.37
Diluted	$0.35	$0.23	$0.30	$0.37
See accompanying notes

Consolidated Statements of Retained Earnings
	Three months to July 31		Nine Months to July 31
[millions of Canadian dollars]	2004	2003	2004	2003
Retained earnings, beginning of period	$557	$551	$572	$543
Net income	50	33	42	52
Repurchase of shares and options	-	(1)	-	(5)
Dividends - cash	-	-	(5)	(5)
- stock	-	-	(2)	(2)
Retained earnings, end of period	$607	$583	$607	$583

Consolidated Statements of Cash Flows

	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2004	2003	2004	2003
Operating activities
Net income	$50	$33	$42	$52
Items not affecting current cash flow [note 10]	(2)	24	119	149
	48	57	161	201
Changes in non-cash working capital balances relating to operations [note 10]	(8)	(10)	(28)	(40)
	40	47	133	161
Investing activities
Acquisitions	-	(8)	(2)	(8)
Acquisition of tax assets [note 2]	(16)	-	(19)	-
Effect of deconsolidating MDS Proteomics	(18)	-	(18)	-
Purchase of capital assets	(27)	(28)	(81)	(84)
Purchase of technology license [note 3]	(5)	-	(5)	-
Proceeds on sale of business and investments	3	2	12	31
Other	5	(7)	(9)	(50)
	(58)	(41)	(122)	(111)
Financing activities
Issuance of long-term debt	-	-	-	563
Repayment of long-term debt	(2)	-	(3)	(541)
Increase (decrease) in deferred income and other long-term obligations	(3)	-	11	(8)
Payment of cash dividends	-	-	(5)	(5)
Issuance of shares	2	-	10	1
Repurchase of shares and options	-	-	-	(4)
Distribution to minority interest	(2)	(3)	(9)	(10)
	(5)	(3)	4	(4)
Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(7)	(5)	(10)
Increase (decrease) in cash position during the period	(27)	(4)	10	36
Cash position, beginning of period	297	224	260	184
Cash position, end of period	$270	$220	$270	$220
Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or the "Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, with the exception that the statements for the prior period have been restated to reflect the treatment of certain operations as discontinued operations [note 7]. These financial statements should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These interim financial statements do not include all of the disclosures contained in the annual financial statements.

2. Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred assets and operations that form part of the Ontario laboratory business into MDS Laboratory Services LP ("Labs LP"), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. Following this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. ("LPBP").

The remaining 0.01% of the Ontario business is owned by a wholly owned subsidiary of MDS Inc., MDS Laboratory Services Inc. ("MDS Labs"), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratories business and, consequently, the Company continues to consolidate the results of this business. Because other Class A shareholders of LPBP effectively now own 0.44% of the Ontario laboratory business, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company will be able to benefit from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an estimated combined value of $120 million. These tax assets were accumulated by LPBP from a blood products business operated by that company prior to the reorganization. The cost to MDS to gain access to these tax assets totaled $19 million, represented by a $16 million cash transfer to Hemosol Corporation, a successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs.

MDS has recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Canadian GAAP as set out in EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations", the Company has recorded a corresponding unrealized benefit on acquisition of tax assets of $104 million taking into account the $16 million purchase price for the losses. This benefit has been reduced by the transaction cost to acquire the tax assets and the net amount of $101 million has been recorded as a long-term deferred credit, the current portion of which has been recorded in current liabilities.

The future tax assets will be recognized in income based on the effective tax rate existing during each future period as these tax assets are utilized. The unrealized benefit of these tax assets will be amortized on a basis that is pro-rata to the future income tax asset utilization.

3. Reorganization of MDS Proteomics

On July 29, 2004, the financial reorganization of MDS Proteomics, subsequently renamed Protana Inc. ("Protana"), was completed. Through this reorganization, the Company reduced its ownership in Protana from 89% to 48.4%.

As the Company's share in Protana has been reduced to less than 50%, management has determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method. The net investment reduction of $68 million from October 31, 2003 balances comprised a $118 million reduction in goodwill, a $29 million decline in fixed assets, and a $30 million decrease in cash. The reduction in liabilities was due to the elimination of long-term debt of $64 million, minority interest of $43 million, and net current liabilities of $4 million.

The reduction of the net investment in MDS Proteomics began in the second quarter of 2004, when MDS recorded a goodwill write-down in the amount of $53 million and a reduction in fixed assets for $10 million related to its investment in Protana. These provisions reduced the carrying value of Protana to nil. Additionally, a reserve of $10 million was established, reflecting management's assessment of the total exposure for MDS with respect to outstanding guarantees. The operating losses for the third quarter were offset by the gain realized on the dilution of MDS's share ownership of Protana. The net impact of these transactions results in a negative net carrying value at July 31, 2004 of $10 million.

As a result of an agreement made related to the reorganization, and for a payment of $5 million, MDS will be able to use the tax assets related to the former MDS Proteomics business. A valuation provision related to these assets is no longer required and was reversed in the quarter, and these assets are now reflected at their fair value of $17 million. This resulted in an income tax recovery for $9 million, and $3 million of investment tax credits in the quarter.

Additionally, MDS committed to pay $10 million to acquire access to Protana's biomarker technology through a five-year licensing agreement. This asset will be amortized on a straight-line basis over the term of the agreement. The initial payment on this license of $5 million has been recorded in Other Assets.

4. Restructuring Charges

In the fourth quarter of 2003, and subsequently in the second quarter of 2004, the Company recorded provisions relating to the implementation of certain change initiatives affecting the support services, senior management reductions, and other initiatives taking place in the business units, including system implementations. The following is a summary of the provisions as of July 31, 2004.

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Provision Balance at July 31, 2004
		Cash	Non-Cash
Restructuring charge made
October 31, 2003	$17	$(11)	$(2)	$4
April 30, 2004	6	(3)	-	3
	$23	$(14)	$(2)	$7

5. Other Income (Expense) - Net

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Write-down of long-term investments	$-	$-	$(2)	$(75)
Write-down of other long-term assets	-	-	(10)	-
Gain on patent litigation	-	-	14	39
Gain on reorganization of MDS Proteomics	8	-	8	-
Gain on sale of businesses and investments	1	2	4	12
Write-down of goodwill	-	-	(53)	-
Other income (expense) - net	$9	$2	$(39)	$(24)

During the quarter, the Company sold a portion of shares it held in investees accounted for on a cost basis. The sale resulted in a gain of $1 million.

6. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. Tax expense for the three months ended July 31, 2004 is lower than expected due to the completion of the Hemosol and Proteomics reorganizations.

	Three months to July 31
	2004	2003
Expected income taxes at MDS's 36% statutory rate	$24	$21
Decrease to tax expense as a result of:
Benefit of the tax assets not previously recognized	(5)	-
Other	-	(1)
	19	20
MDS Proteomics operating loss	-	3
Recognition of MDS Proteomics tax assets	(8)	-
Reported income tax expense	$11	$23

7. Discontinued Operations

The results of the Company's discontinued operations are as follows:

Consolidated statements of operations:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Revenues	$4	$19	$31	$61

Loss from discontinued operations - net of tax	$(3)	$(4)	$(22)	$(11)

The $3 million loss from discontinued operations incurred during the quarter related to $1 million of costs from its laboratory operations in New York and Georgia, which were sold in the second quarter of 2004. The remaining $2 million of losses was incurred by the Company's generic radiopharmaceutical manufacturing facility in Belgium.

A $14 million provision related primarily to severance at the Belgium facility is included in accounts payable and accrued liabilities, and remains undrawn at July 31, 2004. The closure of this business is proceeding, and the Company expects to begin applying severance payments to the provision when they are made later during calendar 2004.

The earnings per share impact of discontinued businesses is as follows:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Earnings per share, continuing operations	$0.37	$0.26	$0.46	$0.45
Loss per share, discontinued operations	(0.02)	(0.03)	(0.16)	(0.08)
	$0.35	$0.23	$0.30	$0.37

8. Earnings per Share

a) Dilution

	Three months to July 31		Nine months to July 31
[number of shares in millions]	2004	2003	2004	2003
Net income available to Common shareholders	$50	$33	$42	$52
Weighted average number of Common shares outstanding - basic	142	141	142	141
Impact of stock options assumed exercised	1	1	1	1
Weighted average number of Common shares outstanding - diluted	143	142	143	142

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to July 31		Nine months to July 31
		2004	2003	2004	2003
Pro forma net income available to Common shareholders		$48	$31	$35	$46
Pro forma earnings per share	- basic	$0.34	$0.22	$0.25	$0.33
	- diluted	$0.33	$0.22	$0.25	$0.32

During the quarter, no stock options were granted (2003 - 47,000).

9. Pension Benefit

The Company sponsors various post-employment benefit plans including defined benefit pension plans, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Pension expense for the year-to-date was $1 million (2003 - $1 million).

10. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Depreciation and amortization	$21	$20	$55	$58
Minority interest	6	3	2	6
Future income taxes	(20)	4	(11)	23
Equity earnings (loss) - net of distribution	1	(1)	2	(1)
Write-down of goodwill	-	-	63	-
Write-down of investments	-	-	(1)	75
Equipment write-down	-	-	10	-
(Gain) loss on sale of businesses and other	(2)	(2)	6	(12)
Stock option compensation	-	-	1	-
Net-gain on dilution of share ownership	(8)	-	(8)	-
	$(2)	$24	$119	$149

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Accounts receivable	$(22)	$(12)	$(68)	$29
Inventories	3	(1)	22	(36)
Accounts payable and deferred revenue	3	4	(11)	(38)
Income taxes	3	10	26	22
Foreign exchange and other	5	(11)	3	(17)
	$(8)	$(10)	$(28)	$(40)

11. Segmented Information

	Three months to July 31
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$292	$173	$-	$465
Operating income before restructuring	47	23	3	73
Restructuring activities				-
Revenues by products and services:
Medical isotopes				80
Analytical equipment				78
Pharmaceutical research services				134
Clinical laboratory services				124
Distribution and other				49
Proteomics				-
Capital expenditures - net	23	4	-	27
Depreciation and amortization	14	3	4	21

	Three months to July 31
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$275	$169	$-	$444
Operating income (loss) before restructuring	57	19	(9)	67
Restructuring activities				-
Revenues by products and services:
Medical isotopes				83
Analytical equipment				67
Pharmaceutical research services				125
Clinical laboratory services				121
Distribution and other				48
Proteomics				-
Capital expenditures - net	24	3	1	28
Depreciation and amortization	13	4	3	20

	Nine months to July 31
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$863	$510	$-	$1,373
Operating income (loss) before restructuring	163	64	(81)	146
Restructuring activities	(2)	(4)	-	(6)
Revenues by products and services:
Medical isotopes				251
Analytical equipment				221
Pharmaceutical research services				391
Clinical laboratory services				365
Distribution and other				145
Proteomics				-
Capital expenditures - net	75	18	-	93
Depreciation and amortization	38	11	6	55

	Nine months to July 31
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$807	$493	$-	$1,300
Operating income (loss) before restructuring	160	26	(25)	161
Restructuring activities
Revenues by products and services:
Medical isotopes				233
Analytical equipment				202
Pharmaceutical research services				372
Clinical laboratory services				355
Distribution and other				138
Proteomics				-
Capital expenditures - net	71	12	2	84
Depreciation and amortization	37	13	8	58

12. Financial Instruments

As of July 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$361 million at a weighted average rate of C$1.47 maturing over the next 15 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to July 31
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$-	$31	$-	$35
Interest rate swap and option contracts	$-	$(2)	$-	$(18)

13. Subsequent event

On September 1, 2004, the Company signed a definitive agreement to acquire a 50% interest in a mass spectrometry business for US$40 million. The transaction is expected to close by October 31, 2004. Allocation of the purchase price has not been determined.